SOL Strategies Partners with Pudgy Penguins to Launch Enterprise PENGU Validator on Solana

Toronto, Ontario--(Newsfile Corp. - April 15, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem. On February 26, 2025, Sol Strategies entered into a definitive agreement with Pudgy Penguins-one of the most recognized brands in crypto, known for its toy line available in over 10,000 retailers, billions of online views, and a highly engaged global community-to launch a dedicated Solana validator in support of the PENGU ecosystem. This partnership is a continuation of Pudgy Penguins expansion into the Solana ecosystem and demonstrates the brand's commitment to securing the network.

The PENGU validator is now operational, providing secure, high-performance validation infrastructure as part of SOL Strategies' white-label validator program. This validator program enables select partners to participate in Solana's blockchain security while leveraging its high-speed, low-cost network.

"Partnering with Pudgy Penguins reflects a strong alignment between blockchain infrastructure and consumer-facing innovation," said Leah Wald, CEO of SOL Strategies. "As a widely recognized Web3 brand expands its presence on Solana, it underscores the evolving role of blockchain in supporting mainstream engagement. Through this validator partnership, SOL Strategies is helping connect well-established brands to the underlying infrastructure of the digital economy."

Pudgy Penguins has built a distinctive presence at the intersection of Web2 and Web3, with its toy line resonating across major retail platforms. This collaboration with SOL Strategies represents a step toward enabling Web3-native brands to engage with institutional-grade infrastructure and explore blockchain ecosystems beyond Ethereum.

"A big part of Pudgy Penguins vision is to build on and contribute to ecosystems that are aligned with our ethos of creating a simple and user-friendly crypto experience," said Luca Netz, CEO of Pudgy Penguins. "This mentality is why we chose to partner with SOL Strategies, one of the largest and fastest-growing validator operators, to run a Solana Validator for PENGU. Working alongside SOL Strategies allows us to build the Solana ecosystem uniquely and transparently. This is just the first of many initiatives where Pudgy Penguins is set to improve blockchain infrastructure and institutional involvement."

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

About Pudgy Penguins

Pudgy Penguins is one of the most recognized brands in Web3 consumer innovation. It is the first major NFT project to enter traditional retail, with Pudgy Penguins toys available in Walmart and other leading stores. The brand continues to pioneer blockchain-integrated consumer experiences, bridging Web3 with mainstream adoption. Learn more at pudgypenguins.com.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Pudgy Penguins validator partnership, its potential benefits to the Solana ecosystem, and the anticipated impact on SOL Strategies' white-label validator program and broader business objectives. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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